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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

RECD S.E.C.
APR 9 2002
070

or the month of APRIL 2002.

Arauco and Constitution Pulp, Inc.
(Translation of registrant's name into English)

Agustinas 1070, Sixth Floor, Santiago, Chile
(Address of principal executive office)

PROCESSED
APR 15 2002
THOMSON FINANCIAL

ndicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
rm 20-F ☒ Form 40-F ☐

ndicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the ormation to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

"Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b):
________.]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its alf by the undersigned, thereunto duly authorized.

Celulosa Arauco y Constitución, S.A.
(Registrant)

e April 9, 2002

By ______________________
(Signature)*
Alejandro Pérez, Chief Executive Officer

nt the name and title under the signature of the signing officer.

GENERAL INSTRUCTIONS

Rule as to Use of Form 6-K.

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under Securities Exchange Act of 1934.

Information and Document Required to be Furnished.

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required e furnished on Form 40-F or previously furnished, such issuer (i) makes or is required to make public pursuant to the law of the sdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which ecurities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its security lers.

The information required to be furnished pursuant to (i), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business: changes in management or control: acquisitions or dispositions of assets: bankruptcy or receivership: changes in registrant's certifying accountants: the financial condition and results of operations: material legal proceedings: *changes in securities or in the security for registered securities: defaults upon senior securities: material increases or decreases* in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers or principal security holders: the granting of options or payment of other compensation to directors or officers: and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described above. The information and documents furnished in this report shall not be deemed to be "filed" for the purposes of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C. Preparation and Filing of Report.

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page. Eight complete copies of each report on this form shall be deposited with the Commission. At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act. At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed. Unsigned copies shall be conformed.

D. Translations of Papers and Documents into English.

Reference is made to Rule 12b-12(d) [17 CFR 240.12b-12(d)]. Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language. English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof. If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports. In no event are copies of original language documents or reports required to be furnished.

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statements
December 31, 2001
Restated for general price-level changes and expressed in millions of constant Chilean pesos as of December 31, 2001, except as indicated.

1. VALUATION OF ASSETS AND LIABILITIES

The financial statements of Celulosa Arauco y Constitución S.A., a Chilean corporation (the "Company") and its subsidiaries (the Company, together with its subsidiaries, "Arauco") have been prepared on the basis of accounting principles generally accepted in Chile and specific guidelines issued by the Superintendencia de Valores y Seguros of Chile (the "Chilean Securities Commission"). In management's opinion there is no material difference between the Company's economic value and the valuation reflected in the Company's financial statements.

2. ANALYSIS OF FINANCIAL POSITION

a) Analysis of the Balance Sheet

The principal components of assets and liabilities as of December 31, 2000 and 2001 are as follows:

Assets	2000 MMCh$	2001 MMCh$
Current assets	508,315	755,071
Net fixed assets	2,377,560	2,461,135
Other assets	10,032	37,193
Total assets	2,895,907	3,253,399

Liabilities and Shareholders Equity	2000 MMCh$	2001 MMCh$
Current liabilities	235,383	117,392
Long-term liabilities	716,067	1,091,117
Minority interest	6,101	4,095
Shareholders' equity	1,938,356	2,040,795
Total liabilities	2,895,907	3,253,399

Total assets increased by 12.3%, or MMCh$ 357,491 from December 31, 2000 to December 30, 2001. The increase is mainly attributable to a MMCh$ 184,776 increase in marketable securities, a MMCh$47,098 increase in trade accounts receivable and a MMCh$ 83,575 increase in property, plant and equipment which in turn was due to the incorporation of a new production line at Paneles Arauco S.A. and the construction of a sawmill plant in Argentina.

Total liabilities increased by MMCh$ 257,058 from December 31, 2000 to December 31, 2001. The increase is mainly attributable to a MMCh$ 250,607 increase in bonds, which in turn is due to the issuance of new Yankee bonds during the third quarter of 2001 and an increase in current bank borrowings of MMCh$ 24,141.

Restated for general price-level changes and expressed in millions of constant Chilean pesos as of December 31, 2001, except as indicated.

In addition, the Company's equity increased by 5.2%, or MMCh$ 102,439 from December 31, 2000 to December 31, 2001. The increase is mainly attributable to an increase of MMCh$ 52,814 in other reserves, which in turn was largely due to the strong impact of exchange rate fluctuations during the year.

The main financial and operating ratios are as follows:

Liquidity ratios	2000	2001
Current ratio	2.16	6.43
Acid ratio	1.12	4.15

The increase in the current and acid ratios in 2001 is primarily attributable to an increase in trade accounts receivable by MMCh$ 47,097 and marketable securities by MM$ 155,170.

Debt indicators	2000	2001
Debt to equity ratio	0.49	0.59
Short-term debt to total debt	0.25	0.10
Long-term debt to total debt	0.75	0.90
Financial expenses covered	5.13	2.34

The variation in the debt ratio is not significant, the increase by 0.10 points is primarily attributable to the greater liabilities to banks attributable to Alto Paraná S.A.'s debt and to the issuance of MMUS$ 400 in Yankee bonds.

The variation in short-term debt to total debt ratios, from 24.7% in 2000 to 9.7% in 2001, is attributable to the incurrence of new long-term debt.

The ratio of financial expenses covered decreased 2.79 points. The decrease is attributable to a MMCh$ 14,607 increase in financial expenses and a MMCh$ 100,073 decrease in income from December 31, 2000 to December 31, 2001.

Operational ratios	2000	2001
Inventory turnover	1.64	1.62
Inventory permanence (days)	219.64	222.02

The inventory turnover ratio decreased by 0.02 points. The decrease was primarily due to an increase in average inventory during 2001. Inventory permanence increased from 219 days in 2000 to 222 days in 2001.

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statements
December 31, 2001
Restated for general price-level changes and expressed in millions of constant Chilean pesos as of December 31, 2001, except as indicated.

b) Analysis of the Income Statement

The breakdown of operating income and costs is as follows:

Operating income	2000 MMCh$	2001 MMCh$	2000 %	2001 %
Export sales				
Pulp	405,156	424,937	57.89	56.98
Sawn timber and cut wood	122,580	141,195	17.51	18.93
Plywood and fiber panels	35,245	59,209	5.04	7.94
Forestry products	6,256	3,753	0.89	0.50
Other	212	-	0.03	-
Total export sales	**569,449**	**629,094**	**81.36**	**84.35**
Pulp	33,734	23,637	4.82	3.17
Sawn timber and cut wood	35,897	38,665	5.13	5.18
Forestry products	27,102	17,450	3.87	2.34
Plywood and fiber panels	24,626	30,351	3.52	4.07
Other	9,128	6,676	1.30	0.89
Total domestic sales	**130,487**	**116,779**	**18,64**	**15.65**
Total operating income	**699,936**	**745,873**	**100.00**	**100.00**

Operating costs	2000 MMCh$	2001 MMCh$	2000 %	2001 %
Timber	58,766	79,335	19.00	19.99
Forestry work	70,005	77,945	22.63	19.64
Depreciation	58,418	78,840	18.89	19.87
Maintenance costs	26,569	39,527	8.59	9.96
Chemical products	28,400	39,580	9.18	9.97
Sawing services	26,858	40,106	8.68	10.11
Other raw materials and indirect costs	24,329	25,523	7.87	6.43
Energy and fuel costs	15,962	15,993	5.16	4.03
Total operating costs	**309,307**	**396,849**	**100.00**	**100.00**

Ratio Analysis of the Consolidated Financial Statements
December 31, 2001
Restated for general price-level changes and expressed in millions of constant Chilean pesos as of December 31, 2001, except as indicated.

Analysis of Operating Income

Operating income includes net income of MMCh$ 192,291 compared to Ch$271,384 in 2000, a decrease of MMCh$ 79,093. The decrease is primarily due to a MM$41,605 decrease in the gross margin, which in turn is attributable to lower prices during 2001 and an increase in administration and selling expenses. This increase was in turn the product of higher commission, freight and other transportation costs.

Analysis of Non-Operating Income (Loss)

There was a non-operating loss of MMCh$ 130,134 during 2001, compared to a non-operating loss of MMCh$ 77,363 in 2000. These losses were primarily caused by the following items:

- The foreign currency exchange rate loss, which increased from a loss of MMCh$ 39,960 in 2000 to a loss of MMCh$ 90,758 in 2001, due to the impact of increased fluctuation in the US dollar exchange rate in 2001 compared to 2000;

- Financial expenses, which increased by MMCh$ 14,607 from MMCh$ 53,281 in 2000 to MMCh$67,888 in 2001, largely due to the increase in bonds payable dominated in US dollars, which in part was attributable to the effect of the increase in the US dollar exchange rate.

Profitability ratios	**2000**	**2001**
Equity yield	10.43	4.61
Asset performance ratio	7.09	2.98
Operating asset ratio	10.00	6.30
Income per share (Ch$)	1,704.00	810,85

EBITDA (*)	MMCh$	309,702	212,945
Income after tax	MMCh$	166,891	62,760

(*) Income before income tax, interest, depreciation, amortization and extraordinary items.

Restated for general price-level changes and expressed in millions of constant Chilean pesos as of December 31, 2001, except as indicated.

3. ANALYSIS OF CASH FLOW

	2000 MMCh$	2001 MMCh$
Operating cash flow	265,934	150,537
Cash flow from financing activities	62,190	138,030
Cash flow from investment activities	(289,739)	(82,751)
Net cash flow for the year	**38,385**	**205,816**

The decrease in operating cash flows is largely due to lower collections of trade accounts receivable and an increase in payments to suppliers and personnel.

The increase in cash flows from financing activities is largely due to loans received from financial institutions during 2001.

The decrease in cash flows from investment activities is due to the impact of long-term investments related to the purchase of Forestal Cholguán S.A. and its subsidiaries in 2000.

4. MARKET RISK ANALYSIS

Pursuant to economic risks derived from interest rate variations, the Company has consistently applied policies consistent with the general policies of the industries in which it operates.

The Company's exposure to exchange rate variations decreased significantly, due to the fact that both the Company's liabilities and its income are denominated in US dollars.

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES

Consolidated Balance Sheets

Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2001, except as indicated.

ASSETS	At December 31, 2000 ThCh$	2001 ThCh$	2001 ThUS$ (note 1)
CURRENT ASSETS :			
Cash	5,956,622	4,392,138	6,708
Time deposits	31,365,127	1,759,098	2,687
Marketable securities (note 3)	90,492,071	275,268,570	420,392
Trade accounts receivable (note 4)	86,223,278	133,321,194	203,609
Notes receivable	5,514,830	3,936,478	6,012
Other receivables	14,367,775	12,489,558	19,074
Notes and accounts receivable from related parties (note 18)	393,674	465,172	710
Inventories (note 5)	230,843,891	254,439,503	388,582
Recoverable taxes	16,209,738	28,160,822	43,007
Prepaid expenses	12,594,931	13,202,042	20,162
Deferred tax assets (note 15)	-	3,152,924	4,815
Other current assets	14,353,274	24,483,148	37,391
Total current assets	***508,315,211***	***755,070,647***	***1,153,149***
PROPERTY, PLANT AND EQUIPMENT: (note 6)			
Land	225,329,977	239,833,135	366,275
Forests	1,234,226,301	1,266,639,284	1,934,421
Buildings and other infrastructure	827,718,711	878,554,704	1,341,735
Machinery and equipment	830,970,621	898,034,472	1,371,485
Other	121,663,531	144,580,156	220,804
Technical revaluation	45,828,689	45,163,213	68,974
Less: Accumulated depreciation	(908,177,648)	(1,011,669,210)	(1,545,030)
Net property, plant and equipment	***2,377,560,182***	***2,461,135,754***	***3,758,664***
OTHER NON-CURRENT ASSETS:			
Investments in related companies (note 7)	10,062,525	11,837,061	18,078
Investments in other companies	100,989	97,646	149
Goodwill (note 8)	2,698,035	2,954,445	4,512
Negative goodwill (note 8)	(47,328,793)	(21,662,800)	(33,084)
Long-term receivables	4,230,293	4,068,015	6,213
Notes and accounts receivable from related parties (note 18)	-	-	-
Deferred tax assets (note 15)	-	-	-
Intangibles	351,310	344,625	526
Amortization	(75,935)	(89,277)	(136)
Other (note 9)	39,993,517	39,642,969	60,543
Total other non-current assets	***10,031,941***	***37,192,684***	***56,801***
Total assets	***2,895,907,334***	***3,253,399,085***	***4,968,614***

The accompanying notes 1 to 30 form an integral part of these consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES

Consolidated Balance Sheets

Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2001, except as indicated.

LIABILITIES AND SHAREHOLDERS' EQUITY	At December 31, 2000 ThCh$	2001 ThCh$	2001 ThUS$ (note 1)
CURRENT LIABILITIES:			
Current bank borrowings (note 10)	-	56,658	87
Current portion of long-term bank borrowings (note 14)	144,903,650	25,439,413	38,851
Current portion of bonds (note 12)	14,527,767	21,079,536	32,193
Current portion of other long term liabilities	908,878	691,437	1,056
Dividends payable	161,564	1,098,555	1,678
Trade account payable	45,981,891	44,593,581	68,104
Notes payable	3,278	2,070	3
Sundry accounts payable	6,596,489	6,611,282	10,097
Notes and accounts payable to related companies (note 18)	416,229	445,778	680
Accrued liabilities (note 13)	12,546,575	12,977,347	19,819
Withholding taxes	3,094,491	3,506,856	5,356
Income tax payable	4,263,799	-	-
Deferred income	318,166	852,290	1,301
Deferred tax liabilities (note 15)	1,628,221	-	-
Other current liabilities	32,749	37,535	57
Total current liabilities	***235,383,747***	***117,392,338***	***179,282***
LONG-TERM LIABILITIES:			
Long-term bank borrowings (note 14)	46,123,669	189,672,708	289,669
Bonds (note 12)	596,016,101	840,071,034	1,282,963
Notes payable	807	783	1
Sundry accounts payable	9,426,804	5,221,074	7,974
Accrued liabilities	4,853,034	5,108,642	7,802
Deferred tax liabilities (note 15)	50,240,455	47,056,263	71,865
Other long-term liabilities	9,406,306	3,986,488	6,088
Total long-term liabilities	***716,067,176***	***1,091,116,992***	***1,666,362***
Minority interest (note 25)	***6,100,928***	***4,094,841***	***6,253***
SHAREHOLDERS' EQUITY: (note 20)			
Paid-up in capital	227,572,616	227,572,616	347,551
Share premium	3,682,937	3,682,937	5,625
Forestry and other reserves	910,317,677	963,131,283	1,470,901
Retained earnings	649,238,618	758,304,010	1,158,087
Net income for the period	191,684,928	91,611,794	139,910
Interim dividends	(44,141,293)	(3,507,726)	(5,357)
Total shareholders' equity	***1,938,355,483***	***2,040,794,914***	***3,116,717***
Total liabilities and shareholders' equity	***2,895,907,334***	***3,253,399,085***	***4,968,614***

The accompanying notes 1 to 30 form an integral part of these consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES

Consolidated Statements of Income

Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2001, except as indicated.

	At December 31,		
	2000	**2001**	**2001**
	ThCh$	**ThCh$**	**ThUS$**
			(note 1)
OPERATING INCOME:			
Sales revenue (note 21)	699,936,059	745,872,904	1,139,102
Cost of sales (note 22)	(309,307,068)	(396,849,010)	(606,071)
Gross profit	390,628,991	349,023,894	533,031
Administration and selling expenses (note 22)	(119,244,679)	(156,733,144)	(239,363)
Operating income	***271,384,312***	***192,290,750***	***293,668***
NON-OPERATING INCOME:			
Interest earned	7,049,408	9,794,995	14,959
Share of net income of related companies	814,280	957,805	1,463
Other non-operating income (note 23)	5,716,550	13,334,087	20,364
Amortization of goodwill (note 8)	(521,238)	(685,557)	(1,047)
Interest expenses	(53,280,720)	(67,888,268)	(103,679)
Other non-operating expenses (note 24)	(11,911,124)	(7,125,874)	(10,883)
Price-level restatement (note 1)	14,729,478	12,237,713	18,690
Foreign currency exchange rate (note 1)	(39,960,628)	(90,758,464)	(138,608)
Non-operating loss	***(77,363,994)***	***(130,133,563)***	***(198,741)***
Income before taxes, minority interest and amortization of negative goodwill	194,020,318	62,157,187	94,927
Income taxes (note 15)	(27,128,850)	603,033	921
Income before minority interest and amortization of negative goodwill	166,891,468	62,760,220	95,848
Minority interest (note 25)	(1,126,327)	(137,788)	(210)
Income before amortization of negative goodwill	165,765,141	62,622,432	95,638
Amortization of negative goodwill (note 8)	25,919,787	28,989,362	44,272
Net income	***191,684,928***	***91,611,794***	***139,910***

The accompanying notes 1 to 30 form an integral part of these consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES

Statements of Consolidated Cash Flows

Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2001, except as indicated.

	At December 31,		
CASH FLOWS FROM OPERATING ACTIVITIES	**2000 ThCh$**	**2001 ThCh$**	**2001 ThUS$ (note 1)**
Net income	191,684,928	91,611,794	139,010
Loss (Profit) on sale of assets			
Loss (profit) on sale of property, plant and equipment	607,164	(933,956)	(1,426)
Profit on sale of financial investments	-	-	-
Loss on sale of other assets	3,095	-	-
Items affecting income not involving the movement of cash:			
Depreciation	62,409,939	82,531,617	126,043
Amortization of intangibles	20,076	19,175	29
Write-offs and provisions	2,061,078	1,589,850	2,428
Profit from investments accounted for under the equity method	(822,983)	(977,407)	(1,493)
Loss from investments accounted for under the equity method	8,703	19,602	30
Amortization of goodwill	521,238	685,557	1,047
Amortization of negative goodwill	(25,919,787)	(28,989,362)	(44,273)
Net price level restatement	(14,729,478)	(12,237,713)	(18,690)
Foreign currency exchange rate	39,960,628	90,758,464	138,607
Others	22,115,841	22,653,765	34,597
Decrease (Increase) in current assets:			
Clients and debtors	9,562,181	(79,972,218)	(122,134)
Inventory	(47,585,824)	3,419,524	5,222
Other current assets	(45,269,998)	(5,358,105)	(8,183)
Increase (Decrease) in current liabilities:			
Suppliers and creditors	43,396,581	(1,595,180)	(2,436)
Interest payable	15,333,651	8,581,355	13,106
Provision for income taxes	1,647,576	(20,325,766)	(31,042)
Other current liabilities	10,929,691	(943,330)	(1,441)
Net cash flows from operating activities	***265,934,300***	***150,537,666***	***229,901***

The accompanying notes 1 to 30 form an integral part of these consolidated financial statements.

Statements of Consolidated Cash Flows, continued

Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2001, except as indicated.

	At December 31,		
	2000	2001	2001
CASH FLOWS FROM FINANCING ACTIVITIES	ThCh$	ThCh$	ThUS$ (note 1)
Loans from financial institutions	163,798,031	209,229,677	319,537
Bonds	173,635,306	268,497,889	410,052
Loans from related parties	-	-	-
Dividends paid	(65,051,005)	(42,841,416)	(65,428)
Loans paid	(203,097,029)	(202,106,454)	(308 ,658)
Repayments of bonds	(6,123,903)	(94,799,075)	(144,778)
Other financing activities	(971,230)	49,482	76
Net cash flow from financing activities	***62,190,170***	***138,030,103***	***210,801***
CASH FLOWS FROM INVESTING ACTIVITIES			
Sales of property, plant and equipment	1,240,172	3,183,361	4,862
Sales of financial instruments	74,101,893	54,510,125	83,248
Loans paid by related parties	581,484	-	-
Purchase of property, plant and equipment	(138,870,771)	(125,618,905)	(191,846)
Investments in other companies	(165,357,922)	(2,155,338)	(3,292)
Purchases of financial instruments	(72,447,930)	(12,825,000)	(19,586)
Loans to related parties	(584,088)	-	-
Other investments	11,597,287	153,789	235
Net cash flow from investment activities	***(289,739,875)***	***(82,751,968)***	***(126,379)***
Net cash flows from operating, investing and financing activities	38,384,595	205,815,801	314,323
Effect of inflation	(2,343,932)	(2,260,448)	(3,452)
Net decrease in cash and cash equivalents	36,040,663	203,555,353	310,871
Initial balance of cash and cash equivalents	49,955,274	85,995,937	131,334
FINAL BALANCE OF CASH AND CASH EQUIVALENTS	***85,995,937***	***289,551,290***	***442,205***

The accompanying notes 1 to 30 form an integral part of these consolidated financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Organization and basis of presentation

Celulosa Arauco y Constitución S.A., a Chilean corporation (the "Company"), and its subsidiaries are engaged principally in the production of pulp and forestry and wood products and the management of its subsidiaries' forestry assets.

The financial statements of the Company and its subsidiaries (collectively known as "Arauco") are presented on a consolidated basis and have been prepared on the basis of accounting principles generally accepted in Chile and specific guidelines issued by the Superintendencia de Valores y Seguros (the "Chilean Securities Commission"). The Company consolidates the financial statements of the companies in which it controls a majority of voting shares. All significant intercompany transactions have been eliminated. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Certain minor reclassifications among account headings have been made to these consolidated financial statements in order to present them on a basis more familiar to readers of financial statements in the United States (US).

The consolidated financial statements as of December 31, 2000 and 2001 include the following direct and indirect subsidiaries of the Company, all of which are incorporated in Chile (except as otherwise noted).

Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2001, except as indicated.

(a) Organization and basis of presentation, continued

	Interest of the Company as of December 31, 2001			*Total as of December 31, 2000*
Subsidiary company	Direct	Indirect	Total	Total
	%	%	%	%
Alto Paraná S.A. (Argentina)	-	99.97	99.97	99.98
Arauco Denmark ApS (Denmark)	99.00	0.99	99.99	99.99
Arauco Honduras S. de R.L. de C.V. (Honduras)	99.00	0.99	99.99	99.99
Arauco Ecuador S.A. (Ecuador)	99.99	0.00	99.99	-
Araucomex S.A. de C.V. (Mexico)	99.00	0.99	99.99	99.99
Arauco Generación S.A.	99.00	0.99	99.99	99.99
Arauco Forest Products B.V.(The Netherlands)	-	99.99	99.99	99.99
Arauco Wood Products, Inc. (USA)	98.81	1.18	99.99	100.00
Aserraderos Arauco S.A.	99.00	0.99	99.99	99.99
Bosques Arauco S.A.	1.00	98.93	99.93	99.93
Arauco Perú S.A. (ex - Cholguán Lima S.A.) (Perú)	99.00	0.99	99.99	99.99
Controladora de Plagas Forestales S.A.	-	51.08	51.08	51.08
Distribuidora Centromaderas S.A.	-	99.99	99.99	99.99
Forestal Arauco S.A.	99.92	-	99.92	99.92
Forestal Arauco Guatemala S.A. (Guatemala)	85.00	14.99	99.99	99.99
Forestal Celco S.A.	1.00	98.93	99.93	99.93
Forestal Cholguán S.A.	-	97.35	97.35	97.94
Forestal Conosur S.A. (Uruguay)	1.00	97.07	98.07	98,07
Forestal Misiones S.A. (Argentina)	-	99.99	99.99	99.99
Forestal Valdivia S.A.	1.00	98.93	99.93	99.93
Industrias Forestales S.A. (Argentina)	99.99	-	99.99	99.99
Investigaciones Forestales Bioforest S.A.	1.00	98.93	99.93	99.93
Paneles Arauco S.A.	99.62	0.37	99.99	99.99
Servicios Logísticos Arauco S.A. (ex-Portuaria Arauco S.A.)	45.00	54.96	99.96	99.96
Inversiones Cholguán S.A. (ex Sociedad Agrícola y Ganadera Tolhuaca S.A.)	-	99,92	99,92	95.38
Trupán Argentina S.A. (Argentina)	-	99.99	99.99	99.99

(b) Price-level restatement

The charge or credit for price-level restatement in the consolidated financial statements is comprised of the following three factors:

(i) The effect of changes in the purchasing power of the Chilean peso during each period presented in the consolidated financial statements;

(ii) The change in the value of assets and liabilities which are denominated in inflation index-linked units of account called Unidades de Fomento ("UF"); and

(iii) The change in the value of assets and liabilities which are denominated in foreign currencies.

(i) Changes in purchasing power

The effect of the changes in the purchasing power of the Chilean peso during each period presented in the consolidated financial statements is calculated by restating non-monetary assets, liabilities, shareholders' equity and income statement accounts to reflect changes in the Chilean consumer price index from the date they were acquired or incurred to the end of the period. The net purchasing power gain or loss calculated as described above, and included in net income, reflects the effect of Chilean inflation on the value of monetary assets and liabilities (other than UF - and foreign currency - denominated assets and liabilities) held by Arauco.

The restatements were calculated using the official consumer price index of the Chilean National Institute of Statistics and are based on the "prior month rule", according to which inflation adjustments are based on the CPI at the close of the month preceding the close of the relevant period or transaction. This index is considered by the business community, the accounting profession and the Chilean government to be the index which most closely complies with the technical requirement to reflect the variation in the general level of prices in Chile and, consequently, is widely used for financial reporting purposes in Chile.

Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2001, except as indicated.

(i) Changes in purchasing power, continued

The values of the CPI were as follows:

	Index	*Change from previous December 31,*
December 31, 2000	106.94	4.5%
December 31, 2001	109.76	2.6%

The values of the CPI used for the price-level restatement for the two most recent fiscal years were as follows:

	Index	*Change from previous November 30,*
November 30, 2000	106.82	4.7%
November 30, 2001	110.10	3.1%

The above-mentioned price-level restatements do not purport to represent appraisal or replacement values and are intended only to restate all non-monetary financial statement components in terms of local currency of a single purchasing power and to include in the net result for each period the gain or loss in purchasing power arising from the holding of monetary assets and liabilities exposed to the effects of inflation.

For comparative purposes, the December 31, 2000 and 2001 consolidated financial statements and the amounts disclosed in the related notes have been restated in terms of Chilean pesos of December 31, 2001 purchasing power. This restatement does not change the prior periods' statements or information in any way except to restate the amounts included herein in constant Chilean pesos of similar purchasing power.

Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2001, except as indicated.

(ii) Inflation Index-linked units of account (UF)

Assets and liabilities that are denominated in inflation index-linked units of account are stated at the period-end values of the respective units of account. The principal inflation index-linked unit used in Chile is the UF, which changes daily to reflect the changes in Chile's CPI.

Interest-bearing assets and liabilities that are denominated in UFs have their interest rates expressed in terms of an interest rate spread in excess of the indexations of the UF.

Values for the UF were as follows (historical pesos per UF):

	Ch$
December 31, 2000	·15,769.92
December 31, 2001	16,262.66

(iii) Assets and liabilities denominated in foreign currency

Assets and liabilities denominated in foreign currency are detailed in note 18 and have been translated into Chilean pesos at the observed exchange rates, as reported by the Central Bank of Chile. The observed exchange rates for foreign currencies were as follows:

	At December 31,	
	2000	***2001***
	Ch$	***Ch$***
U.S. dollar	573.65	654.79
Yen	5.01	4.99
Euro	538.84	578.18
DM	275.50	295.74
GBP	856.58	948.01
FRF	82.15	88.17
NZD	253.49	271.61

The differences arising in the valuations of assets and liabilities denominated in foreign currency as a result of variations in the exchange rates are accounted for in the income statement as an item of price-level restatement in the period in which they arise. Realized and unrealized losses and realized gains on forward foreign exchange contracts and currency swaps are accounted for under the account headings "Interest and other financial expenses" and "Interest earned" in the period in which they arise. See note 1 (n).

Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2001, except as indicated.

(b) Price-level restatement, continued

Credit(charge) to income for price-level restatement:
The charge or credit to income for price-level restatement in each of the reporting periods was comprised of the restatements of non-monetary assets, UF and foreign currency-denominated monetary assets and liabilities, shareholders' equity and income statement accounts as follows:

	Period ended December 31,	
	2000	*2001*
	ThCh$	*ThCh$*
	Credit (Charge)	*Credit (Charge)*
Assets, liabilities and equity restating by CPI		
Shareholders' equity	(77,779,450)	(57,273,553)
Property, plant and equipment, net	70,360,713	55,893,742
Inventories	3,246,893	4,814,910
Other assets and liabilities, net	22,683,589	10,964,177
Net effect on income	*18,511,745*	*14,399,276*
Price-level restatement of income statement accounts	(3,782,267)	(2,161,563)
Credit (Charge) to income by CPI	*14,729,478*	*12,237,713*

	Period ended December 31,	
	2000	*2001*
	ThCh$	*ThCh$*
	Credit (Charge)	*Credit (Charge)*
Assets restating by foreign currency		
Trade accounts receivable	6,227,393	6,413,129
Inventories	(7,919)	(44,776)
Other assets	(511,330)	(25,966,034)
Liabilities restating by foreign currency		
Bank borrowings	(9,210,410)	(7,540,427)
Bonds	(33,577,530)	(71,219,981)
Other liabilities	(2,880,832)	7,599,625
Net effect on income by foreign currency	*(39,960,628)*	*(90,758,464)*

(c) Time deposits, marketable securities and investments purchased under agreements to resell

Time deposits are shown at cost plus price-level restatement and accrued interest.

Marketable securities are shown at the lower of cost plus accrued interest and price-level restatement, or market value.

Financial instruments purchased under agreements to resell are held at acquisition cost plus accrued interest and price-level restatement.

(d) Inventories

Inventories of raw materials, spare parts and supplies have been stated at the latest purchase price or restated cost as determined by price-level restatement principles. Imports in transit are held at accumulated cost at the balance sheet date plus price-level restatement.

Finished goods are stated at an average unit production cost for the period, including production overhead and depreciation of fixed assets, plus price-level restatement.

Inventory of forests in exploitation are stated at the commercially appraised value at which these forests were transferred from fixed assets.

Inventory is valued at the lower of price-level restated cost (or transferred value in the case of forest inventory) and market value.

(e) Property, plant and equipment

(i) Property, plant and equipment, excluding forests

Property, plant and equipment, excluding forests, are valued at cost plus price-level restatement. The carrying value of property, plant and equipment was adjusted in 1979 in accordance with the regulations of the Chilean Securities Commission. See note 7.

Property, plant and equipment, excluding forests and land, is depreciated on a straight-line basis over the estimated remaining useful lives of the underlying assets.

The estimated average remaining useful lives of the property, plant and equipment are as follows:

	Years
Buildings and other infrastructure	44
Machinery and equipment	13
Other	2
Technical revaluation	11

(e) ***Property, plant and equipment, continued***

(i) Property, plant and equipment, excluding forests, continued

Arauco generally capitalizes the interest costs associated with financing its work in progress. Profits and losses on the sale of property, plant and equipment, excluding forests, are accounted for as the difference between the book value and the consideration received.

(ii) Forests

Radiata pine that is less than 16 years old is valued at the cost of development, maintenance and protection plus price-level restatement. Finance costs related to the development of the forests are not capitalized but are expensed in the income statement.

Radiata pine that is 16 or more years old is valued in accordance with a commercial valuation performed by Arauco based on sample measurements of forest growth carried out by independent third parties. The difference between the commercial valuation at year end and the prior year's valuations plus price-level restatement is accounted for as an adjustment to "Forests" and to shareholders' equity under the account heading "Forestry and other reserves".

Forests which are due to be exploited within one year are reallocated to inventory under current assets.

On the sale of a related finished good, the shareholders' equity account "Forestry and other reserves" is reduced by the amount of the commercial valuation allocable to such finished good. Such commercial valuation is excluded from cost of sales.

Commercial valuations are not performed on native forests.

(f) ***Investments in related companies***

Investments in companies over which Arauco exercises significant, but not controlling, influence are shown under other non-current assets and are accounted for using the equity method. Arauco is presumed to exercise significant influence where its participation in a company is between 10% and 50%.

Arauco's proportionate share in the net income and losses of related companies is recognized in non-operating income in the statement of income on an accrual basis, after eliminating any unrealized profits from transactions between related companies.

Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2001, except as indicated.

(g) Income taxes

Arauco has made provisions at each year-end for income taxes currently payable in accordance with current tax regulations. A detail of provisions for income taxes is shown in note 16.

At December 31, 2001, deferred income taxes have been recognized at the end of each period for all temporary differences between the financial reporting and tax bases of assets and liabilities. Until December 31, 1999, Arauco recognized deferred income taxes in the same manner except for the tax loss carry forwards of certain subsidiaries.

(h) Bonds

Bonds are shown at face value plus accrued interest and price-level restatement as of each period-end. The discount on, and expenses incurred in, the issue of the bonds are shown under other non-current assets and are amortized over the term of the instruments.

(i) Staff severance indemnities

Arauco has recorded a liability for long-term severance indemnities in accordance with the collective agreements entered into with its employees. Generally, upon leaving Arauco, employees who have completed five years of service are entitled to one month's salary for each year of service, up to the retirement age of 60 and 65 years for women and men, respectively. The provision for severance compensation is calculated on the basis of the present value of the total accrued cost of this benefit, discounted at a real annual interest rate of 8%.

(j) Research and development expenses

The cost of research, project development and special studies are charged to income in the year in which they are incurred, except for the cost of fixed assets once development has been approved. The cost of research and development charged to income was ThCh$ 1,122,347 and ThCh$ 951,980 for the periods ended December 31, 2000 and 2001, respectively.

(k) Negative goodwill on investments

Any excess of the book value of a company acquired over the purchase consideration paid is accounted for as a reduction of the consolidated assets in the balance sheet and is amortized to the income statement over a five-year period.

(l) Goodwill on investments

Any consideration paid to acquire a company in excess of its book value is accounted for as an increase of the consolidated assets in the balance sheet and is amortized over a five year period.

(m) ***Cash and cash equivalents***

Arauco considers cash and cash equivalents as representing cash and cash instruments with an original maturity of less than 3 months.

(n) ***Forward foreign exchange contracts and currency swaps***

Arauco's open forward foreign exchange contracts and currency swaps are revalued according to the current spot rate on a monthly basis. Losses are accounted for in the income statement, whereas gains are deferred and accounted for as liabilities. Such gains are realized as income when the underlying contract expires.

Initial discounts, premiums or commissions on these contracts are deferred and amortized over the lives of the underlying contracts.

(o) ***Government grants awarded for forestry activities***

Grants that are received from the Chilean government for forestry activities are accounted for as a credit to shareholders' equity or as a reduction of the cost of the forests. These amounts are realized as income on sale of the related finished goods.

(p) ***Provision for vacation pay***

Vacation pay earned by employees but not paid is accounted for on an accrual basis.

(q) ***Convenience translation to US dollars***

Arauco maintains its accounting records and prepares its financial statements in Chilean pesos. The United States dollar amounts disclosed in the financial statements are presented for convenience of the reader translated at the December 31, 2001 observed exchange rate of Ch$654.79 per US$1.00. This translation should not be construed as representing that the Chilean peso amounts actually represent, have been, or could be, converted into United States dollars at such rate or at any other rate.

(r) ***Allowance for doubtful accounts***

Allowance for doubtful accounts are recorded based on uncollectibility analyses on an individual account basis.

(s) ***Leasing assets***

Financing leases are recorded at the present value of the minimum lease payments, discounted by the purchase option interest rate indicated in the contract. The obligations are recorded as current and long-term liabilities net of deferred interest.

(t) Intangibles

Intangible assets are recorded at cost, adjusted for price-level restatement and are amortized over 20 years.

(u) Revenue recognition policy

Revenues are recorded at the time of shipment of products to the customer or upon performance of services.

(v) Interest rate swap contracts

Interest expense on swap contract-related debt is adjusted for the net amount receivable or payable under the swap contract. The initial premium payable upon entry into the swap contract is amortized over the period of the underlying contract.

(w) Software

Internal development software costs are expensed when incurred. Purchased software is capitalized and amortized over the estimated useful life up to a maximum of four years. Capitalized software assets are classified in "Property, plant and equipment" as "other assets."

(x) Translation of foreign subsidiaries

The financial statements of foreign subsidiaries have been translated into Chilean pesos in accordance with Technical Bulletin ("BT") No. 64, "Accounting for Investments Abroad", issued by the Accountants Association of Chile. In accordance with BT No. 64, the financial statements of foreign subsidiaries whose activities do not constitute an extension of the Chilean parent company's operations and operate in countries that are exposed to significant risks, restrictions or inflation/exchange fluctuations, are remeasured into US dollars before translation into Chilean pesos. The Company has remeasured the operations of its Argentinean subsidiaries and the Panamanian agency that are not considered an extension of Arauco's operations into US dollars as follows:

- Monetary assets and liabilities are translated at period-end rates of exchange between the US dollar and the local currency.
- All non-monetary assets and liabilities and shareholders' equity are translated at historical rates of exchange between the US dollar and the local currency.
- Income and expense accounts are translated at average rates of exchange between the US dollar and the local currency.
- The effects of any exchange rate fluctuations as compared to the US dollar are included in the results of operations for the relevant period.

Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2001, except as indicated.

(x) Translation of foreign subsidiaries, continued

Under BT No. 64, the investment in the foreign subsidiary is price-level restated, in order to separate the effect of price-level restating the foreign investment, which is reflected in income, from the effect of the foreign currency translation gain or loss, which is reflected in equity in the account "Cumulative Translation Adjustment", as the foreign investment itself is measured in US dollars. For the periods ended September 30, 2000 and 2001, as allowed by BT No. 64, the Company designated US dollar denominated debt as an economic hedge of its net foreign investment in Argentina.

The Company has recognized the effects of the devaluation of the Argentine peso to an exchange rate of P$ 1.70 per US$1.00, pursuant to Chilean Securities Commission instructions, in translating its assets and liabilities denominated in Argentine pesos into Chilean pesos in accordance with BT N° 64. The recognition resulted in a loss of ThCh$ 15,976.

As of December 31, 2001 the Company's investments in Argentina represented 12.6% of its consolidated assets, compared to 16.2% at December 31, 2000.

It is not possible to predict what developments will occur in the Argentine economy, what effects the Argentine economic crisis may have on the economic and financial condition of the Company's Argentine subsidiaries or whether the Argentine economic crisis may effect developments in other emerging markets including Chile. The Company's financial statements include the financial effects of recent current Argentine developments in accordance with both Chilean Securities Commission instructions and Technical Bulletin guidelines.

2. CHANGES IN ACCOUNTING POLICIES

There are no changes in accounting principles or presentation for the periods covered in these consolidated financial statements.

3. MARKETABLE SECURITIES

Marketable securities as of each year end, the majority of which are denominated in local currency, were as follows:

	As of December 31,	
	2000	***2001***
	ThCh$	***ThCh$***
Bonds	12,938,076	320,281
Units in mutual funds	77,353,207	274,937,428
Shares	16,506	10,861
Instruments of the Argentine government	184,282	-
Total marketable securities	***90,492,071***	***275,268,570***

Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2001, except as indicated.

4. TRADE ACCOUNTS RECEIVABLE

Trade accounts receivable as of each year end were as follows:

	As of December 31,	
	2000 ThCh$	***2001 ThCh$***
Trade accounts receivable	88,296,974	134,350,013
Allowance for doubtful accounts	(2,073,696)	(1,028,819)
Total trade accounts receivable	***86,223,278***	***133,321,194***

As of December 31, 2000 and 2001, no single customer accounted for more than 10% of the outstanding balance of accounts receivable. Arauco takes steps to reduce the risk of non-payment for goods sold, including the use of letters of credit, receipt of advance payments and the use of insurance policies. If such measures were to fail, Arauco would be exposed to a maximum credit loss equivalent to the accounting balance. Arauco has not experienced any significant losses as a result of non-payment of accounts receivable.

5. INVENTORIES

Inventories have been valued in accordance with the policy described in note 1 (d). The principal components were as follows:

	As of December 31,	
	2000 ThCh$	***2001 ThCh$***
Finished goods (pulp)	39,414,470	20,205,981
Finished goods (sawn timber)	32,327,267	43,146,158
Finished goods on consignment (pulp)	28,015,265	19,801,936
Work in progress	4,449,396	1,575,260
Sawlogs, pulpwood and chips	5,404,372	8,698,024
Raw material	17,107,572	25,015,310
Imports in transit	105,700	744,648
Forests under exploitation	99,837,930	128,323,231
Other	4,181,919	6,928,955
Total inventories	***230,843,891***	***254,439,503***

Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2001, except as indicated.

6. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment, including forests, have been valued as described in note 1 (e).

Technical revaluation and adjustment of book value

The balances of buildings and other infrastructure, machinery and equipment and other include amounts arising from the technical revaluation of certain assets performed during 1979, in accordance with regulations of the Chilean Securities Commission.

The accumulated net book value of these revaluations as of each year-end is detailed below by class of asset:

	As of December 31,	
	2000	***2001***
	ThCh$	***ThCh$***
Buildings and other infrastructure	2,891,525	2,450,768
Machinery and equipment	619,519	515,812
Other	2,295	1,722
Total increase in value due to technical revaluation of property, plant and equipment	***3,513,339***	***2,968,302***

Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2001, except as indicated.

6. PROPERTY, PLANT AND EQUIPMENT, *continued*

The depreciation charge to income of property, plant and equipment was calculated as described in note 1 (e) and was as follows:

	As of December 31,	
	2000	***2001***
	ThCh$	***ThCh$***
Depreciation of:		
Property, plant and equipment (excluding land and forests)	61,615,682	81,986,580
Technical revaluation	794,257	545,037
Total	***62,409,939***	***82,531,617***

Accumulated depreciation was as follows:

	As of December 31	
	2000	***2001***
	ThCh$	***ThCh$***
Accumulated depreciation of:		
Property, plant and equipment (excluding land and forests)	866,443,888	970,051,847
Technical revaluation	41,733,760	41,617,363
Total	***908,177,648***	***1,011,669,210***

Forests

The price-level restated cost and the commercial valuation increment of the forests, determined as described in note 1(e), was as follows:

	As of December 31,	
	2000	***2001***
	ThCh$	***ThCh$***
Price-level restated cost of forests	323,908,625	431,948,879
Commercial valuation increment	910,317,676	834,690,405
Total	***1,234,226,301***	***1,266,639,284***

Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2001, except as indicated.

7. INVESTMENTS IN RELATED COMPANIES

From January 1 to December 31, 2001 Arauco's subsidiary Forestal Arauco S.A. purchased 377,485 shares of Forestal Cholguán S.A. for ThCh$ 104,179. The investment resulted in negative goodwill of ThCh$6,862 (historic) for Forestal Arauco S.A.

On July, 2001 the Company acquired 16.66% of Inversiones Puerto Coronel S.A. for ThCh$ 2,003,730, resulting in goodwill of ThCh$ 900,886.

During 2000, Arauco made the following investments in related companies:

From February 28 to December 31, 2000 Arauco's subsidiary Forestal Arauco S.A. purchased 359,030,386 shares of Forestal Cholguán S.A., mainly from related parties, equivalent to 97.25% of its shareholders' equity, for ThCh$ 133,883,797. The investment resulted in negative goodwill of ThCh$14,406,004 (historic) for Forestal Arauco S.A.

On March 31, 2000, Maderas Prensadas Cholguán S.A. acquired 50% of Trupán S.A. (now Paneles Arauco S.A.) for US$ 37,000,000, resulting in goodwill of ThCh$ 2,563,903 (historic). As a result of the acquisition Maderas Prensadas Cholguán S.A. held 99.99% of Trupán S.A., which it then transferred to the Company in September 2000. The Company currently holds a 99.99% controlling interest in Paneles Arauco S.A.

The investments in related companies at each year-end were as follows:

	As of December 31,					
	Percentage participation		*Investment Value*		*Net income of investee*	
	2000 %	*2001 %*	*2000 ThCh$*	*2001 ThCh$*	*2000 ThCh$*	*2001 ThCh$*
Puerto de Lirquén S.A.	20.14	20.14	8,686,430	9,034,281	730,436	650,327
Cía. de Inversiones Mobiliarias Ltda. (1)	50.00	-	-	-	3,224	-
Inversiones Puerto Coronel S.A.	16.67	33.33	1,138,755	2,586,351	83,403	327,080
Sigma Servicios Informáticos S.A. (2)	-	-	-	-	(1,333)	-
Sociedad CDEC-SIC Ltda.	8.33	8.33	18,550	15,520	(7,370)	(3,031)
Servicios Corporativos Sercor S.A. (2)	20.00	20.00	218,790	200,909	5,920	(16,571)
Total			*10,062,525*	*11,837,061*	*814,280*	*957,805*

(1) Formerly Arauco Capital de Riesgo Ltda. The investment in this company was sold in November 2000.
(2) During August 2000 "Sigma Servicios Informáticos S.A." was divided into two companies, one keeping the same name and the other one called "Servicios Corporativos Sercor S.A.". The investment in Sigma Servicios Informáticos S.A. was sold to Cía. de Seguros Generales Cruz del Sur S.A.

Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2001, except as indicated.

8 GOODWILL AND NEGATIVE GOODWILL

a) Negative goodwill as of each year end was as follows:

	As of December 31,			
	2000		*2001*	
	Amortization for the year ThCh$	*Balance of negative goodwill ThCh$*	*Amortization for the year ThCh$*	*Balance of negative goodwill ThCh$*
Alto Paraná S.A.	15,278,914	16,690,272	16,915,656	1,562,550
Industrial y Forestal Misiones S.A.	7,164,403	14,328,805	7,931,884	7,931,884
Licancel S.A.	593,969	2,227,385	593,969	1,633,416
Maderas Prensadas Cholguán S.A.	442,829	1,091,225	457,006	627,155
Forestal Cholguán S.A.	2,439,672	12,991,106	3,090,847	9,907,795
Total negative goodwill	*25,919,787*	*47,328,793*	*28,989,362*	*21,662,800*

b) Goodwill as of each year end was as follows:

	As of December 31,			
	2000		*2001*	
	Amortization for the year ThCh$	*Balance of goodwill ThCh$*	*Amortization for the year ThCh$*	*Balance of goodwill ThCh$*
Forestal El Aguaray S.A.	74,686	253,237	78,983	201,383
Paneles Arauco S.A. (Ex-Trupán S.A.)	410,567	2,444,798	514,694	1,930,103
Aserraderos Cholguán S.A.	35,985	-	-	-
Inversiones Cholguán S.A. (ex - Agrícola y Ganadera Tolhuaca S.A.	-	-	415	-
Inversiones Puerto Coronel S.A.	-	-	91,440	822,959
Controladora de Plagas Forestales S.A.	-	-	25	-
Total goodwill	*521,238*	*2,698,035*	*685,557*	*2,954,445*

Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2001, except as indicated.

9. OTHER NON-CURRENT ASSETS

Other non-current assets as of each year end were as follows:

	As of December 31,	
	2000	***2001***
	ThCh$	***ThCh$***
Recoverable taxes	31,752,461	24,586,372
Bond issue expenses	5,941,078	11,924,976
Discounts on bond issues	1,664,945	1,798,956
Financial instruments	535,970	351,079
Other	99,063	981,586
Total other non-current assets	***39,993,517***	***39,642,969***

10. CURRENT BANK BORROWINGS

Current bank borrowings as of each year end were as follows:

	As of December 31,	
	2000	***2001***
	ThCh$	***ThCh$***
Total outstanding	-	56,658
Principal outstanding	-	56,658
Weighted average annual interest rate	-	-

Current bank borrowings were denominated as follows:

	As of December 31,	
	2000	***2001***
	ThCh$	***ThCh$***
Obligations in foreign currency	-	39,983
Obligations in local currency	-	16,675
Total current bank borrowings	-	***56,658***

Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2001, except as indicated.

11. CURRENT LIABILITIES

(a) The following liabilities, excluding bank borrowings, fall due within one year:

	As of December 31,	
	2000	***2001***
	ThCh$	***ThCh$***
Current portion of bonds	14,527,767	21,079,536
Current portion of other long-term liabilities	908,878	691,437
Trade accounts payable	45,981,891	44,593,581
Notes payable	3,278	2,070
Accounts and notes payable to related parties	416,229	445,778
Current provisions	12,546,575	12,977,347
Sundry accounts payable and other liabilities	16,095,479	12,106,518
Total	***90,480,097***	***91,896,267***

(b) The percentages of these obligations in foreign and local currency, excluding the effects of forward foreign exchange contracts and currency swaps, were as follows:

	As of December 31,	
	2000	***2001***
	%	*%*
Foreign currency	50.52	49.97
Local currency	49.48	50.03
Total	***100.00***	***100.00***

Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2001, except as indicated.

12. BONDS

Arauco had two series of domestic bonds and five series of Yankee Bonds outstanding as of December 31, 2001.

The balances of the bonds were as follows:

	As of December 31, 2000 ThCh$	2001 ThCh$
Current		
Series A bonds	2,092,794	2,044,715
Series B bonds	824,956	821,147
Yankee Bonds 1st Issue	505,182	338,704
Yankee Bonds 2nd Issue	5,111,030	5,488,299
Yankee Bonds 3rd Issue	5,993,805	6,353,509
Yankee Bonds 4th Issue	-	6,033,162
Total current (including accrued interest)	***14,527,767***	***21,079,536***
Long-term		
Series A bonds	2,957,067	985,923
Series B bonds	1,625,881	813,131
Yankee Bonds 1st Issue	177,429,946	118,002,980
Yankee Bonds 2nd Issue	236,573,262	261,916,000
Yankee Bonds 3rd Issue	177,429,945	196,437,000
Yankee Bonds 4th Issue	-	261,916,000
Total long-term	***596,016,101***	***840,071,034***
Less total accrued interest	11,743,451	18,294,556
Total principal outstanding	***598,800,414***	***842,856,014***

Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2001, except as indicated.

12. BONDS, *continued*

These bonds have the following characteristics:

	Domestic Issue	***Domestic Issue***	***Yankee Bonds 1st Issue***	***Yankee Bonds 2nd Issue***	***Yankee Bonds 3rd Issue***	***Yankee Bonds 4th Issue***
Issue date	Jan. 28, 1991	Nov. 28, 1991	Dec.15, 1995	Oct. 3, 1997	Aug. 15, 2000	Sept. 10, 2001
Authorized Amount (nominal)	Series A ThUF 4,800	Series A ThUF 2,250 Series B ThUF 250	8 years ThUS$200,000 12 years ThUS$ 100,000	8 years ThUS$ 175,000 12 years ThUS$ 100,000 20 years ThUS$ 125,000	10 years ThUS$ 300,000	10 years Th$400,000
Issue amount	Series A ThUF 4,800	Series A ThUF 1,650 Series B ThUF 160	8 years ThUS$200,000 12 years ThUS$100,000	8 years ThUS$ 175,000 12 years ThUS$ 100,000 20 years ThUS$ 125,000	10 years ThUS$300,000	10 years ThUS$400,000
Amounts Authorized but not issued		Series A ThUF 600 Series B ThUF 90			ThUS$ 400,000	
Principal Repayment	Semi-annually Between Aug.1995 And Feb.2003	Semi-annually Between Jun.1994 And Dec.2003	8 years Dec. 2003 12 years Dec.2007	8 years September 2005 12 years September 2009 20 years September 2017	August 2010	September 2011
Interest rate (excluding effects of any interest rate swap)	Series A 6%	Series A and B 6%	8 years 6.75% 12 years 7.00%	8 years 6.95% 12 years 7.20% 20 years 7.50%	8.62 %	7.75%
Interest Payment	Semi-annually	Semi-annually	Semi-annually	Semi-annually	Semi-annually	Semi-annually

Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2001, except as indicated.

12. BONDS, *continued*

As of December 31, 2001, the principal and interest amounts due with respect to these bonds were as follows:

Year	*ThCh$*
2002 (*)	21,079,533
2003	54,323,037
2004	-
2005	-
2006 and thereafter	785,748,000
Total	*861,150,570*

(*) This amount includes ThCh$ 18,294,556 of accrued interest.

The principal financial covenants contained in the instruments or agreements with respect to such bonds are as follows:

- Arauco's debt to equity ratio must not exceed the ratio of 1:2.1
- Arauco's current liabilities must not exceed its current assets.

Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2001, except as indicated.

13. ACCRUED LIABILITIES

(a) Accrued liabilities were as follows:

	As of December 31,	
	2000	***2001***
	ThCh$	***ThCh$***
Accrued liabilities		
Accrual for staff vacations	2,212,379	2,430,264
Plant maintenance accrual	3,229,532	3,809,614
Standby letters of credit	310,249	465,181
Accrual for contingencies	1,505,908	1,067,372
Staff severance indemnities	315,027	307,885
Sales and shipments expense provisions	1,328,466	951,208
Electrical expense provision	899,032	868,000
Pending monthly provisional payments	753,714	187,700
Other current liabilities	1,992,268	2,890,123
Total accrued liabilities	*12,546,575*	*12,977,347*

(b) Liability for staff severance indemnities

The liability for staff severance indemnity payments is shown at its present value as described in note 1 (i). The movement in this account was as follows:

	Year ended December 31,	
	2000	***2001***
	ThCh$	***ThCh$***
Balance at beginning of year	5,117,107	5,028,146
Provision during the year	4,489,778	859,521
Payments during the year	(4,438,824)	(471,140)
Balance as of period-end	***5,168,061***	***5,416,527***

	As of December 31,	
	2000	***2001***
	ThCh$	***ThCh$***
Shown in the balance sheet as:		
Current	315,027	307,885
Long-term	4,853,034	5,108,642
Total	*5,168,061*	*5,416,527*

Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2001, except as indicated.

14. LONG-TERM BANK BORROWINGS

(a) Long-term bank borrowings including accrued interest outstanding at each year-end were as follows:

		As of December 31, 2000		*As of December 31, 2001*	
Bank or financial institution	***Denomination***	***Long-term Portion***	***Short-term Portion***	***Long-term Portion***	***Short-term Portion***
		ThCh$	***ThCh$***	***ThCh$***	***ThCh$***
Morgan Guaranty Trust Company (2) (a)	US$	44,357,486	118,661,435	-	-
Morgan Guaranty Trust Company (2) (b)	US$	-	22,389,622	24,554,625	24,634,632
Export Development Corp (EDC) (1)	US$	-	3,559,830	-	-
J.P. Morgan –Chase (2) (c)	US$	-	-	163,697,500	607,318
Tesoro Argentino (3)	US$	1,766,183	292,763	1,420,583	197,463
Total long-term bank borrowings		*46,123,669*	*144,903,650*	*189,672,708*	*25,439,413*

The weighted average interest rate for foreign currency-denominated debt for the years ended December 31, 2000 and 2001 was 6.72% and 3.62%, respectively. Arauco enters into forward foreign exchange contracts and currency swap agreements to swap certain amounts of its non-US dollar denominated payment obligations for US dollar-denominated payment obligations.

The UF rate has been expressed as an interest spread in excess of the indexation of the UF. See note 1 (b).

Six month LIBOR at December, 2000 and 2001 was 6.2% and 4.75 %, respectively.

Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2001, except as indicated.

14. LONG-TERM BANK BORROWINGS, *continued*

(1) Arauco II Project Loans

This debt was incurred in connection with the construction of the Arauco II pulp mill. These loans are denominated in US dollars. Interest rates are variable at LIBOR plus a maximum spread of 2%. In addition, the IFC Series C loan requires Arauco to pay 0.75% of its net income, determined before interest on any Arauco II project loans obtained subsequent to the date of the IFC Series C loan. The IFC Series C loan is subordinate to all other Arauco II loans. The most restrictive debt covenants are the requirements to maintain a minimum current ratio of 1:1 where current assets must exclude 30% of related party receivables and a maximum debt to equity ratio of 1.2:1. Interest and principal on the loans were payable semi-annually. The loans were paid in 2001.

(2) Alto Paraná Loans

a) This syndicated loan was incurred in connection with the acquisition of Alto Paraná. The loan, denominated in US dollars, carries a variable interest rate of LIBOR plus 0.35% and is payable semi-annually. The principal portion of the loan, US$ 300 million, is due upon maturity in 2001. The most restrictive debt covenants are the requirements to maintain a consolidated interest coverage ratio of 1.2:1 and a minimum consolidated net worth of ThCh$661,500,000.

b) In addition to the loan mentioned in (a), the Company obtained a US$ 150 million loan in order to repay outstanding debt. The loan is denominated in US dollars, and has a variable interest rate of LIBOR plus 0.35%. Interest payments are due quarterly, while the loan principal is repayable in four annual payments, which began on March 20, 2000.

c)The Argentine subsidiary Alto Paraná S.A. obtained a US$ 250 million loan in order to redeem preferred equity shares. The loan is denominated in US dollars, and has a variable interest rate of LIBOR plus a market spread.

(3) Tesoro Argentino

Alto Paraná owed an aggregate principal amount of US$ 13 million and additional accrued interest payable to the Argentine government in respect of certain loans originally made by Banco Nacional de Desarrollo to Alto Paraná. These loans were originally covered by guarantees issued by the governments of other countries which sought reimbursement from the Argentine government for payment made under these guarantees. The Argentine government renegotiated its debt with the "Paris Club" countries and, pursuant to Resolution 40/95 issued by the Ministry of Economy and Public Works and Services, has extended these terms to the Argentine companies that originally incurred this debt, including Alto Paraná. According to their terms, those Governmental Obligations have been restructured to mature in installments between 1995 and 2008 and accrue interest at a contractual rate of LIBOR plus a spread of up to 0.625%.

Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2001, except as indicated.

14. LONG-TERM BANK BORROWINGS, *continued*

(b) Debt distribution

As of December 31, 2000 and 2001 long-term bank borrowings, including both the current portion and interest accrued, were denominated almost exclusively in foreign currencies.

(c) Maturity of long-term bank borrowings

As of December 31, 2001, the maturities of long-term bank borrowings payable were as follows:

Year	*ThCh$*
2002	90,179,919
2003	65,663,791
2004	32,962,789
2005	866,209
Total	***189,672,708***

The principal financial covenant contained in the instruments or agreements with respect to such long-term bank borrowings was as follows:

- The interest coverage ratio must not be less than 2.0.

Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2001, except as indicated.

15. INCOME TAXES

(a) Taxable income

In accordance with Chilean law, the Company and each of its subsidiaries compute and pay tax on a separate basis and not on a consolidated basis.

On a consolidated basis, Arauco recorded charges for income taxes amounting to ThCh$ 23,539,661 and ThCh$ 10,391,473 for the years ended December 31, 2000 and 2001, respectively. Furthermore, Arauco established provisions for ThCh$ 51,943 as of December 31, 2000 and ThCh$ 44,546 as of December 31, 2001 in accordance with Article 21 of the Income Tax Law. These amounts are shown in "Income tax payable," net of monthly prepayments and training expenses.

The detail of income tax expense is as follows:

	As of December 31	
	2000	*2001*
	ThCh$	*ThCh$*
Income tax	(23,539,661)	(10,391,473)
Provisions estimated in accordance with Article N° 21 of the Income Tax Law in Chile	(51,943)	(44,546)
Taxes effected from the previous year	351,572	(120,513)
Deferred income tax	(5,554,423)	9,222,613
Amortization of complementary accounts	190,727	(1,591,166)
Recovery for tax losses	1,474,878	3,528,118
Total Income Tax	*(27,128,850)*	*603,033*

Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2001, except as indicated.

15. INCOME TAXES, continued

(b) Retained taxable earnings

Shareholders of Chilean corporations are entitled to a tax credit against tax due on dividend distributions to the extent of their allocable share of tax paid by the corporation on such earnings prior to distribution. The retained taxable earnings generated by the Company, along with the related tax credit, if any, that would be available to shareholders on distribution of such amounts, are presented below. Under Chilean tax law, dividend distributions must be made from earnings in years with available credits on a first-in, first-out basis. Remaining tax credits on undistributed earnings as of December 31, 2001 were as follows:

	Retained Earnings		*Shareholders' Tax Credit ThCh$*
	With Credit ThCh$	*Without Credit ThCh$*	
Balance as of December 31, 2000	50,126,791	-	8,833,876
Balance as of December 31, 2001	18,406,093	1,893	3,247,806
Total	*68,532,884*	*1,893*	*12,081,682*

(c) Deferred taxation

As explained in note 1 (g), as of December 31, 2000 and 2001, Arauco recorded accumulated deferred taxes arising from temporary differences, as follows:

	As of December 31, 2000			
	Deferred tax assets		*Deferred tax liabilities*	
	Current ThCh$	*Long term ThCh$*	*Current ThCh$*	*Long term ThCh$*
Allowance for doubtful accounts	287,030	927,404	-	-
Deferred revenues	189,629	-	259,108	-
Accrual for staff vacations	296,150	-	-	23,145
Production costs	-	-	4,890,452	3,177
Property, plant and equipment depreciation	-	-	-	46,312,558
Capitalized expenses	-	-	154,490	-
Obsolescence reserve	408,756	-	-	9,440
Debt issue and project expenses	-	-	-	3,799,987
Staff severance indemnities	606,922	159,738	84	1,954
Forest valuation	-	251,674	-	-
Leasing assets	3,240	72,241	-	84,893
Tax loss carry forwards	1,566,027	4,037,088	-	-
Property, plant and equipment valuation	-	53,716,033	-	19,669,887
Accrual for contingencies	527,068	215,656	-	-
Inventories valuation	184	373,448	301,148	-
Plant maintenance accrual	408,961	-	-	-
Other	270,986	13,880	883	1,304,662
Total	*4,564,953*	*59,767,162*	*5,606,165*	*71,209,703*
Complementary accounts, net of accumulated amortization (1)	(587,231)	(27,298,760)	(222)	(20,715,243)
Valuation provision		(32,214,397)	-	-
Total	*3,977,722*	*254,005*	*5,605,943*	*50,494,460*

Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of September 30, 2001, except as indicated.

15. INCOME TAXES, *continued*

(c) Deferred taxation, *continued*

	As of December 31, 2001			
	Deferred tax assets		*Deferred tax liabilities*	
	Current ThCh$	*Long term ThCh$*	*Current ThCh$*	*Long term ThCh$*
Allowance for doubtful accounts	741,643	79,462	-	-
Deferred revenues	149,044	23,116	-	-
Accrual for staff vacations	540,578	-	-	-
Production costs	-	-	4,131,880	28,290
Capitalized expenses	-	-	498,464	1,458,938
Property, plant and equipment depreciation	-	-	-	49,817,682
Staff severance indemnities	626,983	230,249	-	-
Forest valuation	-	-	159,800	-
Devaluation argentine currency	1,693,538	6,774,151	-	-
Debt issue and project expenses	-	-	-	3,517,945
Obsolescence reserve	375,437	-	-	-
Accrual for contingencies	822,288	-	-	-
Tax loss carryforwards	2,408,460	2,367,001	-	-
Property, plant and equipment valuation	-	60,691,523	-	22,098,732
Leasing assets	50,611	6,209	46,266	29,642
Plant maintenance accrual	442,636	-	-	-
Inventories valuation	142,430	-	-	-
Project valuation difference	-	-	-	2,121,442
Other	378,970	506,630	3,099	557,618
Total	***8,372,618***	***70,678,341***	***4,839,509***	***79,630,289***
Complementary accounts, net of accumulated amortization (1)	(424,506)	(34,690,775)	(44,321)	(24,788,166)
Valuation provision	-	(28,201,706)	-	-
Total	***7,948,112***	***7,785,860***	***4,795,188***	***54,842,123***

(1) These accounts reverse over the same period as the timing differences that gave rise to them with an average of approximately 15 years.

16. FORESTRY GRANTS

Forestry grants are included in shareholders' equity under the account heading "Forestry and other reserves". These grants are transferred to income at the time of sale of the related finished goods. Forestry grants received during the year ending December 31, 2000 and 2001 were ThCh$612,645 and ThCh$189,209 respectively.

Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2001, except as indicated.

17. ASSETS AND LIABILITIES DENOMINATED IN LOCAL AND FOREIGN CURRENCY

As of each year-end, Arauco had assets and liabilities denominated in local and foreign currencies. These assets and liabilities are shown at their local and foreign currency equivalent at each year-end.

		At December 31,	
		2000	*2001*
	Currency	*ThCh$*	*ThCh$*
Assets			
Current Assets:			
Cash and banks	US$	2,748,677	2,482,289
Cash and banks	Ch$	1,747,205	904,993
Cash and banks	Other currencies	1,460,740	1,004,856
Time deposits and marketable securities	US$	65,271,902	106,448,755
Time deposits and marketable securities	Ch$	56,585,296	39,877,841
Time deposits and marketable securities	Other currencies	-	130,701,072
Trade accounts receivable	US$	72,291,261	115,699,187
Trade accounts receivable	Ch$	12,235,944	14,788,909
Trade accounts receivable	Other currencies	1,696,073	2,833,098
Other accounts receivable	US$	7,234,552	4,988,681
Other accounts receivable	Ch$	7,133,223	7,500,877
Inventories	US$	27,288,530	41,291,295
Inventories	Ch$	203,555,361	213,148,208
Other current assets	US$	23,838,647	20,327,736
Other current assets	Ch$	25,227,800	53,072,850
Total current assets		***508,315,211***	***755,070,647***
Property, plant and equipment and other assets:			
Property, plant and equipment	US$	629,655,928	693,223,238
Property, plant and equipment	Ch$	1,747,904,254	1,767,912,516
Other assets	US$	4,049,939	31,765,481
Other assets	Ch$	5,982,002	5,427,203
Total property, plant and equipment and other assets		***2,387,592,123***	***2,498,328,438***
Total assets		***2,895,907,334***	***3,253,399,085***

Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2001, except as indicated.

17. ASSETS AND LIABILITIES DENOMINATED IN LOCAL AND FOREIGN CURRENCY, *continued*

		At December 31,	
		2000	*2001*
	Currency	*ThCh$*	*ThCh$*
Liabilities			
Current liabilities:			
Current portion of long-term bank borrowings	US$	144,903,650	25,479,396
Current portion of long-term bank borrowings	Ch$	-	16,675
Current portion of bonds	US$	11,610,016	18,213,675
Current portion of bonds	Ch$	2,917,751	2,865,861
Notes and trade accounts payable	US$	17,521,007	18,087,891
Notes and trade accounts payable	Ch$	28,215,385	26,390,094
Notes and trade accounts payable	Other currencies	245,499	115,596
Other current liabilities	US$	16,560,940	9,571,774
Other current liabilities	Ch$	13,409,499	16,651,376
Total current liabilities		***235,383,747***	***117,392,338***
Long-term liabilities:			
Long-term bank borrowings	US$	46,123,669	189,672,708
Bonds	US$	591,433,150	838,271,980
Bonds	Ch$	4,582,951	1,799,054
Other long-term liabilities	US$	17,872,295	8,862,328
Other long-term liabilities	Ch$	56,055,111	52,510,922
Total long-term liabilities		***716,067,176***	***1,091,116,992***
Total liabilities		***951,450,923***	***1,208,509,330***

Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2001, except as indicated.

18. BALANCES AND TRANSACTIONS WITH RELATED PARTIES

Company	*Relationship*	*As of December 31,*		*Transaction*
		2000	*2001*	
		ThCh$	*ThCh$*	
(a) Current assets				
Cía. de Seguros Generales Cruz del Sur S.A.	Affiliate	343,753	465,172	Accounts receivable
Fundación Educacional Arauco	Affiliate	43,735	-	Accounts receivable
Brian Leslie	Shareholder in subsidiary	6,186	-	Loan
Total current assets		*393,674*	*465,172*	
(b) Current liabilities				
Compañía de Petróleos de Chile S.A.	Shareholder	183,096	114,116	Accounts payable
Puerto de Lirquén S.A.	Affiliate	123,088	153,973	Accounts payable
Fundación Educacional Arauco	Affiliate	-	58,054	Accounts payable
Compañía Puerto de Coronel S.A.	Affiliate	72,616	107,545	Accounts payable
Abastible S.A.	Affiliate	3,773	3,155	Accounts payable
Sigma Servicios Informáticos S.A.	Affiliate	28,779	2,898	Accounts payable
Frontel S.A.	Affiliate	2,887	-	Accounts payable
Cía. de Turismo de Chile Ltda.	Affiliate	1,990	6,037	Accounts payable
Total current liabilities		*416,229*	*445,778*	

Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2001, except as indicated.

18. BALANCES AND TRANSACTIONS WITH RELATED PARTIES, *continued*

During the year ended December 31, 2000 and 2001, Arauco had the following related party transactions that affected net income:

	Purchases (sales) Period ended December 31,	
	2000 ThCh$	***2001 ThCh$***
(a) Compañía de Petróleos de Chile S.A.:		
Purchases of fuel	3,569,287	7,196,032
Other Sales	(950)	(949)
(b) Puerto de Lirquén S.A.:		
Port services	1,060,701	1,023,411
(c) ABC Comercial S.A.:		
Other Purchases	903	4,359
(d) Abastible S.A.:		
Purchases of fuel	106,920	182,616
(e) Frontel S.A.:		
Electric power purchases	65,604	38,340
(f) Compañía de Seguros Generales Cruz del Sur S.A.:		
Direct insurance premiums	2,063,436	4,610,633
(g) Compañía de Turismo de Chile Ltda.		
Purchase of tickets	90,106	74,511
(h) Fundación Educacional Arauco:		
Other sales	278	307
(i) Cía. Puerto de Coronel S.A:		
Stockpiling services	845,689	1,413,698
Other purchases	430	115
(j) Soc. Austral de Electricidad S.A.		
Electric power purchases	26,346	19,598
Other sales	(2,958)	(1,635)
(k) Fundación Habitacional Arauco		
Other purchases	34,595	140
(l) Sigma Servicios Informáticos S.A.		
Processing service	-	20,563

19. CONTINGENCIES AND COMMITMENTS

(a) Arauco

Arauco is not currently involved in any court proceedings or other legal actions which could significantly affect its financial or operational condition.

The liabilities included in current and long-term bank borrowings require Arauco to comply with certain financial restrictions. Non-compliance could result in these debts becoming fully payable upon demand.

The minimum financial restrictions are:

i) The debt ratio must not be higher than 1.2.
ii) The current ratio must not be less than 1.0.
*iii)*The interest coverage ratio must not be less than 2.0.

Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2001, except as indicated.

20. SHAREHOLDERS' EQUITY

The movements in the capital and reserve accounts for each of the periods ended December 31, 2000 and 2001 are as follows:

December 31, 2000	*Paid-in capital ThCh$*	*Share premium ThCh$*	*Forestry and other reserves ThCh$*	*Retained earnings from prior years ThCh$*	*Accum. deficit in the development stage ThCh$*	*Interim dividends ThCh$*	*Net income for the period ThCh$*	*Total ThCh$*
Balance as of December 31, 1999	210,821,381	3,411,843	792,962,090	514,799,622	(112,853)	(7,581,214)	114,115,479	1,628,416,348
Prior period income allocation	-	-	-	114,115,479	-	-	(114,115,479)	-
Equity price level restatement	9,908,605	160,357	37,124,752	28,634,266	(5,304)	(381,890)	-	75,440,786
Dividends paid	-	-	-	(27,713,831)	-	7,581,214	-	(20,132,617)
Cumulative translation adjustment	-	-	4,876,954	-	-	-	-	4,876,954
Forestry reserve	-	-	51,056,304	-	-	-	-	51,056,304
Forestry reserve adjustment related to subsidiaries	-	-	(3,073,761)	-	-	-	-	(3,073,761)
Absorption of accumulated deficit of subsidiary in the development stage	-	-	-	(118,157)	118,157	-	-	-
Interim dividends	-	-	-	-	-	(42,432,167)	-	(42,432,167)
Net income for the period	-	-	-	-	-	-	185,921,366	185,921,366
Balance as of December 31, 2000	*220,729,986*	*3,572,200*	*882,946,339*	*629,717,379*	-	*(42,814,057)*	*185,921,366*	*1,880,073,213*
Current balances for comparative effects	*227,572,616*	*3,682,937*	*910,317,677*	*649,238,618*	-	*(44,141,293)*	*191,684,928*	*1,938,355,483*

Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2001, except as indicated.

20. SHAREHOLDERS' EQUITY, *continued*

December 31, 2001	*Paid-in capital ThCh$*	*Share premium ThCh$*	*Forestry and other reserves ThCh$*	*Earnings from prior years ThCh$*	*Interim dividends ThCh$*	*Net income for the period ThCh$*	*Total ThCh$*
Balance as of December 31, 2000	220,729,986	3,572,200	882,946,339	629,717,379	(42,814,057)	185,921,366	1,880,073,213
Prior period income allocation	-	-	-	185,921,366	-	(185,921,366)	-
Equity price level restatement	6,842,630	110,737	27,264,455	23,055,731	-	-	57,273,553
Dividends paid	-	-	-	(80,390,466)	42,814,057	-	(37,576,409)
Cumulative translation adjustment	-	-	19,008,253	-	-	-	19,008,253
Forestry reserve	-	-	35,660,765	-	-	-	35,660,765
Forestry reserve adjustment related to subsidiaries	-	-	(1,748,529)	-	-	-	(1,748,529)
Interim dividends	-	-	-	-	(3,507,726)	-	(3,507,726)
Net income for the period	-	-	-	-	-	91,611,794	91,611,794
Balance as of December 31, 2001	*227,572,616*	*3,682,937*	*963,131,283*	*758,304,010*	*(3,507,726)*	*91,611,794*	*2,040,794,914*

The number of shares authorized, issued and outstanding as of December 31, 2000 and 2001 was 113,152,446. The Company's shares are of a single series without a fixed nominal value.

Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2001, except as indicated.

21. SALES REVENUE

Arauco's sales revenues were derived from export and domestic sales of the following products:

	Period ended December 31, 2000 ThCh$	2001 ThCh$
Export sales		
Bleached pulp	321,831,594	330,352,433
Unbleached pulp	83,324,053	94,584,740
Sawlogs	1,644,735	118,425
Flitches	4,671,121	3,485,824
Sawn timber	74,399,971	74,222,663
Remanufactured wood products	43,508,940	63,486,229
Plywood and fiber panels	35,245,268	59,208,903
Posts	4,611,032	3,634,942
Other	211,984	-
Total export sales revenue	***569,448,698***	***629,094,159***
Domestic sales		
Bleached pulp	31,877,933	22,940,187
Unbleached pulp	1,855,988	696,540
Sawlogs	20,860,347	10,388,044
Pulplogs	6,241,475	7,061,662
Sawn timber	34,360,468	30,377,105
Remanufactured wood products	1,536,802	8,288,396
Chips	834,260	793,950
Electric power	2,066,691	2,263,232
Plywood and fiber panels	24,625,502	30,351,135
Other	6,227,895	3,618,494
Total domestic sales revenue	***130,487,361***	***116,778,745***
Total sales revenue	***699,936,059***	***745,872,904***

Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2001, except as indicated.

22. OPERATING COSTS

(a) Cost of sales

Arauco's cost of sales consisted of the following:

	Year ended December 31, 2000 ThCh$	2001 ThCh$
Timber	58,766,260	79,335,266
Chemical products	28,399,613	39,580,150
Maintenance costs	26,569,354	39,527,337
Depreciation	58,417,593	78,839,951
Energy and fuel costs	15,961,932	15,993,398
Forestry works	70,004,724	77,945,297
Port costs	4,902,407	6,853,114
Sawing services	26,858,108	40,106,677
Electric power costs	1,637,790	273,761
Other raw materials, indirect cost and other	17,789,287	18,394,059
Total cost of sales	***309,307,068***	***396,849,010***

(b) Administration and selling expenses

Administration and selling expenses were as follows:

	Year ended December 31, 2000 ThCh$	2001 ThCh$
Wages and salaries	20,033,765	21,197,691
Insurance	1,498,862	2,544,060
Depreciation	3,462,337	3,374,738
Freight	50,550,079	74,760,470
Other transportation costs	14,979,937	20,357,789
Selling expenses	9,611,293	13,394,461
Other administrative expenses	19,108,406	21,103,935
Total administration and selling expenses	***119,244,679***	***156,733,144***

Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2001, except as indicated.

23. OTHER NON-OPERATING INCOME

Other non-operating income was as follows:

	Year ended December 31, 2000 ThCh$	2001 ThCh$
Reversal of cumulative translation adjustment reserve	-	7,641,344
Reimbursement of customs duties	1,151,836	2,435,973
Reversal of provision for selling expenses	1,289,837	56,953
Gain on settlement of the Alto Paraná indemnity	1,159,834	-
Contract unfulfillment indemnification	382,263	-
Rental income	156,853	113,917
Profit on sale of other services	-	85,506
Insurance recoveries	113,602	543,051
Forestry promotion income	428,708	-
Sale of materials and others	146,486	146,310
Gain on sale of property, plant and equipment	-	933,956
Other income	887,131	1,377,077
Total other non-operating income	***5,716,550***	***13,334,087***

Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2001, except as indicated.

24. OTHER NON-OPERATING EXPENSES

Other non-operating expenses were as follows:

	Year ended December 31,	
	2000	***2001***
	ThCh$	***ThCh$***
Other services and fees	183,318	384,825
Other depreciation and amortization	729,061	552,343
Loss on sales of property, plant and equipment	607,164	-
Donations	335,683	357,937
Severance payments	5,351,788	92,854
Project expenses	770,098	499,604
Write-off of obsolete material	77,180	15,396
Provision for uncollectible accounts receivable	537,092	476,541
Legal expenses	67,334	72,242
Taxes	1,370,027	2,306,259
Write-off of damaged inventory	152,858	271,677
Write-off of inventory	9,160	181,577
Other expenses	1,720,361	1,914,619
Total other non-operating expenses	***11,911,124***	***7,125,874***

Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2001, except as indicated.

25. MINORITY INTEREST

The equity value corresponding to the shareholders' minority interest in each of the Company's subsidiaries was as follows:

	As of December 31,	
	2000	***2001***
	ThCh$	***ThCh$***
Alto Paraná S.A.	207,476	127,410
Forestal Arauco S.A.	998,660	1,068,032
Agrícola y Ganadera Tolhuaca S.A.	14,880	-
Forestal Cholguán S.A.	4,733,039	2,753,301
Controladora de Plagas Forestales S.A.	146,873	146,098
Total	***6,100,928***	***4,094,841***

The income value corresponding to the shareholder minority interest in each of the Company's' subsidiaries was as follow:

	As of December 31,	
	2000	***2001***
	ThCh$	***ThCh$***
Alto Paraná S.A.	(7,318)	1,892
Forestal Arauco S.A.	(36,606)	(41,035)
Agrícola y Ganadera Tolhuaca S.A.	8,823	5,161
Forestal Cholguán S.A.	(1,092,213)	(104,341)
Controladora de Plagas Forestales S.A.	987	535
Total	***(1,126,327)***	***(137,788)***

26. SANCTIONS

During the years ended December 31, 2000 and 2001, none of the Company, any of the members of the Board of Directors or the Chief Executive Officer of the Company were sanctioned by the Chilean Securities Commission.

Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2001, except as indicated.

27. BOND ISSUE COSTS

Arauco amortizes costs related to the issuance of bonds on a straight-line basis over the terms of the bonds.

The charges to income related to such amortizations for the years ended December 31, 2000 and 2001 were ThCh$ 1,126,984 and ThCh$ 1,347,213, respectively, which amounts are reflected in the statement of income under the heading "Interest Expense". The costs recorded for each year are shown below.

	As of December 31,	
	2000	***2001***
	ThCh$	***ThCh$***
Stamp tax	3,885,096	6,181,293
Underwriters commission	2,477,627	3,677,131
Rate insurance commission	331,594	261,784
Risk evaluation	15,251	69,857
Accounting advice	54,734	28,670
Printing costs	93,321	65,119
Legal advice	131,358	327,244
Repayment of bonds	-	3,082,650
Other	155,492	97,570
Total bond issue costs	***7,144,473***	***13,791,318***

28. CASH FLOW

According to regulations established in Circular N° 1312 by the Chilean Securities Commission, the following describes financing or investing activities that will require future cash flows.

Investment Flows	Currency	Amount	Affected Flow
Purchase of fixed assets	ThCh$	599,314	2002
Plywood Mill expansion	ThUS$	21,909	2002
Investment projects	ThUS$	10,000	2002

Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2001, except as indicated.

29. ENVIRONMENTAL

The following current and future expenditures related to the improvement of or investment in product processes designed to protect the environment were made during the nine-month period ended December 31, 2001.

- New Circulation Project: a project to reinforce the oxygen-peroxide extraction phase. Spent: M$16,070. Estimated total cost: M$ 16,070.

- Cleaning Project: a project for purifying white pulp. Spent: M$ 8,817. Estimated total cost: M$40,478.

- Cleaner Batteries Project: a project for purifying brown paste. Estimated total cost: M$ 29,216.

- Monitoreo Project: a project for improving the Company's environmental impact on the marine environment and air quality. Spent: M$ 34,120. Estimated future cost: M$ 25,240.

The subsidiaries Forestal Celco S.A., Forestal Cholguán S.A., Bosques Arauco S.A. and Forestal Valdivia S.A. are implementing an environmental system, regulated under a certification process under rule ISO 14.001. For this reason, between January 1 and December 31, 2001 we have paid M$ 109,767, and we anticipate spending an additional amount for this item of M$ 100,837.

30. SUBSEQUENT EVENTS

No events have occurred since December 31, 2001 and subsequent to the issuance of these financial statements that may affect significantly the financial situation of Arauco.

Robinson Tajmuch V. Controller	Alejandro Pérez R. Chief Executive Officer